PDL BioPharma, Inc. 932 Southwood Boulevard Incline Village, NV 89451 tel: 775 832 8500 fax: 775 832 8502 www.pdl.com

June 25, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Donald Field

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-231870)
Ladies and Gentlemen:
PDL Biopharma, Inc. (the “Company”) hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-231870) be accelerated so that the referenced Registration Statement will become effective on Thursday, June 27, 2019, at 10:00 a.m., Eastern time, or as soon as practicable thereafter.
Please direct any questions regarding this filing to me at (775) 832-8500.

Sincerely,

PDL BIOPHARMA, INC.

By:	/s/ Christopher L. Stone
Christopher L. Stone
Vice President, General Counsel and Secretary

cc:	Karen E. Bertero, Gibson, Dunn & Crutcher LLP